Exhibit 4.3

THIS THIRD SIDE LETTER to the Facility Agreement (defined below) is dated      June 2015 and is made between:

(1)	PT HOEGH LNG LAMPUNG (the Borrower);
(2)	STANDARD CHARTERED BANK as facility agent for the other Finance Parties (the Facility Agent).

(together, the Parties).

1

We refer to the US$299,000,000 term loan facility, US$10,700,000 standby letter of credit facility dated 12 September 2013 and the second side letter dated 18 December 2014 made between, amongst others, the Parties, as such has been amended or restated prior to the date hereof (the Facility Agreement).

2

This letter is supplemental to the Facility Agreement.  Terms and expressions defined in the Facility Agreement shall have the same meanings when used herein, unless otherwise defined herein or the context otherwise requires.

3

References in the Facility Agreement to “this Agreement” shall, with effect from the date of this letter and unless the context otherwise requires, be references to the Facility Agreement as amended by this letter and words such as “herein”, “hereof”, “hereafter”, “hereby” and “hereto”, where they appear in the Facility Agreement, shall be construed accordingly.

4	The Facility Agreement shall, with effect on and from the date of this letter, be (and it is hereby) amended as follows:
a.	The definition of Change of Control shall be deleted in its entirety and be replaced with the following definition:

Change of Control means:

(a)	the Shareholders, together, cease to, directly or indirectly, legally and beneficially, own one hundred percent (100%) of the shares in the Borrower; or
(b)

the Guarantor, ceases to, directly or indirectly, legally and beneficially, own at least twenty five point one percent (25.1%) of the units in the MLP or ceases to have management control of the MLP or the MLP ceases to, directly or indirectly, legally and beneficially, own at least forty nine percent (49%) of the shares in the Borrower or the MLP ceases to have management control over the Borrower.

b.	The definition of Master Limited Partnership shall be deleted in its entirety and replaced with the following definition:

Master Limited Partnership (the MLP) means Hoegh LNG Partners LP, a partnership incorporated in the Marshall Islands and listed on the New York Stock Exchange under the ticker “HLMP” where:

(a)	49% of the shares in the Borrower shall be owned directly or indirectly by the MLP and the remaining 51% of the shares in the Borrower shall be owned directly by the Indonesian Shareholders;
(b)	the Guarantor shall, directly or indirectly, own at least 25.1% of all units of the MLP and have management control over the MLP; and
(c)	the MLP shall have management control over the Borrower.
5	For the avoidance of doubt, the definition of management control referred to in clause 1.2(a)(xii) in the Facility Agreement remains in full force and effect.
6

Save as may be amended or varied hereby, the terms of the Facility Agreement and the other Finance Documents shall remain unaltered and in full force and effect and shall be read and construed as the same may have been amended by this letter.

7

This letter may be executed in counterparts and by each party on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

8	This letter and any non-contractual obligations connected with it are governed by and, shall be construed in accordance with, English law.
9

In accordance with clause 22.10 of the Facility Agreement, the Borrower agrees that it shall translate and execute a Bahasa Indonesia version of this letter no later than ninety (90) days from the date of this letter.

THE BORROWER

PT HOEGH LNG LAMPUNG

By:

/s/ Parthsarthi Jindal

Parthsarthi Jindal

THE FACILITY AGENT

for and on behalf of the Finance Parties

STANDARD CHARTERED BANK

By:

/s/ Charles Mildred

Charles Mildred
Associate Director, Agency UK/Europe
Standard Chartered Bank